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Monday April 20, 8:50 am Eastern Time

Company Press Release

Atria Communities Announces Merger Agreement

LOUISVILLE, Ky.--(BUSINESS WIRE)--April 20, 1998--Atria Communities, Inc. ("Atria") (Nasdaq/NM:ATRC - news) and Kapson Senior Quarters Corp. ("Kapson"), an affiliate of Lazard Freres Real Estate Investors LLC, today announced that they have signed a definitive merger agreement under which Kapson will acquire Atria in a transaction valued at approximately $750 million. Under the terms of the merger agreement, a subsidiary of Kapson will merge into Atria and the public stockholders of Atria will receive $20.25 per share in cash. Vencor, Inc. ("Vencor"), which currently holds approximately 42.8% of the currently outstanding common stock of Atria, will also receive $20.25 per share in cash for approximately 88% of its Atria shares (approximately $177.5 million), and will retain its remaining shares of Atria after the closing of the merger.

In connection with the execution of the merger agreement, Kapson entered into support agreements with Vencor and certain officers and directors of Atria collectively holding approximately 46.4% of the currently outstanding Atria common stock under which Vencor and such directors and officers have agreed to vote their shares in favor of the merger. Atria also agreed to pay Kapson a break-up fee of approximately $18.2 million and reimburse Kapson's expenses in certain circumstances.

The merger is subject to customary conditions, including approval of Atria's stockholders and certain regulatory approvals. BT Alex. Brown Incorporated has provided financial advisory services to Atria's Board of Directors and has issued a fairness opinion in connection with the merger.

Atria, based in Louisville, Kentucky, is a leading national provider of assisted and independent living services for the elderly. Atria currently operates 53 communities in 19 states with 5,247 units. Atria has 41 additional communities currently under development.

Forward-looking statements contained in this press release are subject to certain risks and uncertainties that could cause actual results to differ materially. Certain risks are detailed in the Company's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Contact:

Atria Communities Inc., Louisville
J. Timothy Wesley, 502/719-1650